

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 6, 2010

Li Xuemei
Chief Executive Officer
China Intelligent Lighting and Electronics, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re:** **China Intelligent Lighting and Electronics, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed March 30, 2010**
> **File No. 333-164925**

Dear Ms. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements to include audited financial statements for the year ended December 31, 2009. See Rule 8-08 of Regulation S-X. Also, update your management's discussion and analysis as required by Item 303 of Regulation S-K.

Prospectus Summary, page 1

2.   We note your disclosure on page 2 that the amounts of share and warrant cancellations in the share exchange were negotiated based on the value of China Intelligent and the value of the shell company. Please explain in more detail how the shell company was valued and the extent to which the services provided by Westpark were considered as part of this valuation.

Risk Factors, page 7

3.   Please supplementally provide us with a copy of the non-binding memorandum of cooperation with Hyundai Corporation effective January 1, 2009.

Use of Proceeds, page 32

4.   We note that you intend to use approximately one-third of the proceeds of this offering, or $6 million, for research and development activities focused on LED technologies. Given that this amount is a significant increase over historical research and development expenses, which were only $627,000 for the nine months ended September 30, 2009, please provide an analysis in your MD&A as to how these increased expenses are reasonably likely to materially impact your results of operations in both the short-term and long-term. Highlight any material risks and uncertainties in connection with this strategy.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Value Added Tax, page 40

5.   We note that Ms. Li did not have a direct relationship to your receipt of the 4% simplified VAT. Please disclose whether she had any material relationship to your receipt of the simplified VAT. If not, explain the process by which you obtained the lesser VAT rate. Further, explain the process whereby "Ms. Li agreed with the Company to indemnify it against losses if [y]our reduced 4% simplified VAT rate was revoked." Please disclose why Ms. Li would make such agreement, by whom she was asked to make such agreement, and how her indemnification of the potential losses "facilitate" the completion of the Share Exchange.

Management, page 66

The Board of Directors and Committees, page 67

6.   If you believe any exception to the NYSE Amex listing standards related to director independence and committees will be applicable following the offering, please disclose the exception.

Shares Eligible for Future Sale, page 81

7.   We note your response to comment 25 in our letter dated March 11, 2010. However, we are still unable to locate in your exhibit index the agreements containing the lock-up provisions applicable to securities owned by Ms. Li and her designees and securities owned by the shareholders of SRKP prior to the share exchange. Please tell us where these agreements are filed.

Reports of Independent Registered Public Accounting Firm, pages F-2 and F-3

8.   We note your response to comment 26 in our letter dated March 11, 2010 and have the following additional comments.

    •   Please describe for us the types of procedures or services performed by the "four contractors of Chinese decent".

    •   Discuss in more detail how the Chinese speaking staff from the US office supervised the work performed by the contractors.

    •   Discuss the qualifications of the Chinese contractors and the extent of their knowledge of US GAAP and PCAOB Standards;

    •   You indicate in your response that "The auditors have communicated to the Company in Chinese, *translated the accounting records in English and made sure the accounting records met the U.S. GAAP requirements*." It appears that the auditors may have been involved in the preparation of the financial statements and have given their audit report on such financial statements. Tell us how you evaluated whether Kempisty & Company, your auditors, provided non-audit services as described in Rule 2.01.3 (c) (4) of Regulation S-X.

9.   It appears that the auditor's report should be dual dated to cover the Note 18-Subsequent Events reverse stock split and other changes in the notes to the financial statements that occurred subsequent to their audit report date.

                    *   *   *   *

Li Xuemei
China Intelligent Lighting and Electronics, Inc.
April 6, 2010
Page 4

		As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

		You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3257, with any other questions.

						Sincerely,

						/s/ Celeste M. Murphy
						Legal Branch Chief

cc:	Thomas J. Poletti, Esq.
	Anh Q. Tran, Esq.
	K&L Gates LLP
	Via facsimile: (310) 552-5001